UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 11, 2012.

Exhibit 99.1

Golar LNG Partners LP Successfully Launches, Closes and Prices Public Offering

Golar LNG Limited (“Golar”) is pleased to announce that its subsidiary Golar LNG Partners L.P. launched a public offering of 5,500,000 units after market close in the US yesterday. The offering has closed successfully and has priced at $30.95 per unit. Golar participated in the offering with a total contribution of approximately $34 million. The press release issued by Golar LNG Partners L.P. after the closing of the transaction is attached below.

Hamilton, Bermuda

July 11 2012

Enquiries:

Golar Management Limited - + 44 207 063 7900

Stuart Buchanan

Brian Tienzo

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 11, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer